        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ______, 1996
                                             REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ----------------------------
                          CROWN PACIFIC PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)
                          ----------------------------
          DELAWARE                          0800                 93-1161833
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                          ----------------------------
                      121 S.W. MORRISON STREET, SUITE 1500
                             PORTLAND, OREGON 97204
                                 (503) 274-2300
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ----------------------------
                                 ROGER L. KRAGE
                      121 S.W. MORRISON STREET, SUITE 1500
                             PORTLAND, OREGON 97204
                                 (503) 274-2300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                          ----------------------------
                                   COPIES TO:
         ANDREWS & KURTH L.L.P.                   BAKER & BOTTS, L.L.P.
        4200 TEXAS COMMERCE TOWER                     910 LOUISIANA
          HOUSTON, TEXAS 77002                    HOUSTON, TEXAS 77002
             (713) 220-4200                          (713) 229-1234
       ATTENTION: ROBERT V. JEWELL             ATTENTION: JOSHUA DAVIDSON
                          ----------------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                          ----------------------------


                         CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                                                     PROPOSED
                                                      MAXIMUM          PROPOSED
                                                     AGGREGATE          MAXIMUM
                                                   OFFERING PRICE      AGGREGATE
     TITLE OF EACH CLASS            AMOUNT TO BE     PER COMMON         OFFERING         AMOUNT OF
OF SECURITIES TO BE REGISTERED      REGISTERED(1)     UNIT(2)         PRICE(1)(2)     REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------
  Common Units representing
  limited partner interests          10,925,000        $20.125        $219,865,625        $75,816
- -------------------------------------------------------------------------------------------------------

(1) Includes 1,425,000 Common Units issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sale prices of the Common Units on the New York Stock Exchange on May 31, 1996.

                          ----------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED JUNE __, 1996

PROSPECTUS

                          CROWN PACIFIC PARTNERS, L.P.
                             9,500,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS
                                   __________

     Of the 9,500,000 Common Units representing limited partner interests in Crown Pacific Partners, L.P., a Delaware limited partnership (the "Partnership"), offered hereby, 7,000,000 Common Units are being offered by the Partnership and 2,500,000 Common Units are being offered by the Selling Unitholders identified herein. The Partnership will not receive any of the proceeds from the sale of Common Units by the Selling Unitholders. See "Selling Unitholders and Security Ownership" and "Underwriting."

     The Partnership distributes to its partners, on a quarterly basis, all of its Available Cash. During the Subordination Period, which will not end prior to January 1, 2000, each holder of Common Units will generally be entitled to receive distributions of $0.51 per Common Unit per quarter (the "Minimum Quarterly Distribution"), or $2.04 per Common Unit on an annualized basis, before any distributions are made on the outstanding Subordinated Units. The Partnership has paid a quarterly distribution equal to the Minimum Quarterly Distribution on all outstanding Common Units and Subordinated Units with respect to each quarter in 1995. For the quarter ended March 31, 1996, the Partnership distributed $0.524 per Unit, the First Target Distribution. There can be no assurance, however, that distributions by the Partnership will not be less than the Minimum Quarterly Distribution.

     The Common Units are traded on the New York Stock Exchange under the symbol "CRO." The last reported sale price of the Common Units on the New York Stock Exchange on May 31, 1996 was $20 per Common Unit.

     PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED
UNDER "RISK FACTORS" BEGINNING ON PAGE           IN EVALUATING AN INVESTMENT IN
THE COMMON UNITS.  SUCH FACTORS INCLUDE THE FOLLOWING:

     - THE PARTNERSHIP'S OPERATIONS WILL BE SUBJECT TO CYCLICAL FLUCTUATIONS IN PRICES AND DEMAND FOR FOREST PRODUCTS.

     - THE PARTNERSHIP'S ABILITY TO HARVEST ITS TIMBER MAY BE AFFECTED BY VARIOUS FACTORS, INCLUDING ENVIRONMENTAL AND ENDANGERED SPECIES CONCERNS, DAMAGE BY FIRE, INSECT INFESTATION, DISEASE, DROUGHT AND OTHER NATURAL DISASTERS.

     - THE ACTUAL AMOUNT OF CASH DISTRIBUTIONS DEPEND ON PARTNERSHIP OPERATING PERFORMANCE AND IS AFFECTED BY THE FUNDING OF RESERVES, EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE MANAGING GENERAL PARTNER.

     - CONFLICTS OF INTEREST COULD ARISE BETWEEN THE MANAGING GENERAL PARTNER AND ITS AFFILIATES, ON THE ONE HAND, AND THE PARTNERSHIP OR ANY PARTNER THEREOF, ON THE OTHER. THE PARTNERSHIP AGREEMENT LIMITS THE LIABILITY AND MODIFIES THE FIDUCIARY DUTIES OF THE GENERAL PARTNERS. HOLDERS OF COMMON UNITS ARE DEEMED TO HAVE CONSENTED TO CERTAIN ACTIONS AND CONFLICTS OF INTEREST THAT MIGHT OTHERWISE BE DEEMED A BREACH OF FIDUCIARY OR OTHER DUTIES UNDER STATE LAW.

     - HOLDERS OF COMMON UNITS HAVE LIMITED VOTING RIGHTS, AND THE MANAGING GENERAL PARTNER MANAGES AND CONTROLS THE PARTNERSHIP.


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                            PRICE TO    UNDERWRITING DISCOUNTS   PROCEEDS TO    SELLING
                            PUBLIC      AND COMMISSIONS (1)   PARTNERSHIP (2)  UNITHOLDERS


Per Common Unit . . . .  $             $                      $                $
- ------------------------------------------------------------------------------------------
Total (3) . . . . . . .  $             $                      $
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------

(1) The Partnership, the Operating Partnership and the General Partners have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Partnership estimated at $__________________________.
(3) The Partnership has granted the Underwriters a 30-day option to purchase up to 1,425,000 additional Common Units on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Partnership will be $__________________________, $___________________________and
     $__________________________, respectively.  See "Underwriting."

                                   __________

     The Common Units offered by this Prospectus are being offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Common Units will be made at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, on or about ____________________, 1996.

                                   __________

SMITH BARNEY INC.        LEHMAN BROTHERS               DEAN WITTER REYNOLDS INC.


     A.G. EDWARDS & SONS, INC.                    PAINEWEBBER INCORPORATED



_______,  1996

     The Common Units offered by the Partnership hereby will represent an aggregate 27.9% (31.7% if the Underwriters' over-allotment option is exercised in full) limited partner interest in the Partnership. The General Partners own an aggregate 2% general partner interest in the Partnership. In addition, upon the closing of this offering, the General Partners and their affiliates will own an aggregate 18% limited partner interest in the Partnership, of which 11.9% are represented by Subordinated Units and 6.1% (5.7% if the Underwriters' over-allotment option is exercised in full) are represented by Common Units. The Common Units and the Subordinated Units are collectively referred to herein as the "Units." Holders of the Common Units and the Subordinated Units are collectively referred to herein as "Unitholders."

     During the Subordination Period, holders of Common Units will be entitled to receive the Minimum Quarterly Distribution, plus arrearages thereon, before holders of Subordinated Units receive the Minimum Quarterly Distribution and, after the Minimum Quarterly Distribution has been paid on all Units, will be entitled to receive, before holders of Subordinated Units receive, the applicable target distribution level. The Subordination Period will extend until the first day of any quarter beginning on or after January 1, 2000 in respect of which (a) distributions of Available Cash on all Units equaled or exceeded $0.538 per quarter for each of the three consecutive non-overlapping four-quarter periods immediately preceding such date and (b) there are no arrearages on the Common Units. Prior to the end of the Subordination Period, 50% of the outstanding Subordinated Units will convert into Common Units on the first day of any quarter during 1999 in respect of which (a) distributions of Available Cash on all Units equaled or exceeded the applicable target distribution level for each of the three consecutive non-overlapping four-quarter periods immediately preceding such date and (b) there are no arrearages on the Common Units. For purposes of the foregoing sentences, in determining the amount of Available Cash distributed in any four-quarter period, there will be excluded any positive balance in cash from operations at the beginning of such four-quarter period and any net increase in working capital borrowings in such four-quarter period and, with respect to the third of three consecutive such four-quarter periods only, any net decrease in reserves. Upon the expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units, and Available Cash will generally be distributed 98% to all Unitholders, pro rata, and 2% to the General Partners, except that if distributions of Available Cash exceed certain target distribution levels, the General Partners will receive a percentage of such excess distributions that will range from 15% to 50%.

     Concurrently with the closing of this offering, the Partnership will refinance $250 million of its existing indebtedness with borrowings under its new bank acquisition facility and will redeem the special allocation limited partner interests (the "SAUs") for an aggregate payment of $4.1 million. See "Use of Proceeds" and "Prospectus Summary--The Partnership--Partnership Structure and Management."

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

          The Partnership has filed with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Partnership and the securities offered by this Prospectus. The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the SEC. Such reports and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the SEC from, the SEC at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional Offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at 7 World Trade Center, New York, New York 10048. In addition, the Common Units of the Partnership are traded on the New York Stock Exchange, and such reports and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                       INCORPORATION OF CERTAIN DOCUMENTS

          The Partnership's Annual Report on Form 10-K (Commission file No. 0-24976) for the fiscal year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and Current Report on Form 8-K dated
May 30, 1996 are hereby incorporated herein by reference.

          All documents filed by the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities offered by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

          The Partnership undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Crown Pacific Partners, L.P., 121 S.W. Morrison Street, Portland, Oregon 97204, Attention: Mr. Kelly Lang, Assistant Treasurer and Director of Investor Relations, telephone (503) 274-2300.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "PARTNERSHIP" OR "CROWN PACIFIC" REFERS TO CROWN PACIFIC PARTNERS, L.P. AND ITS PREDECESSORS, TOGETHER WITH ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS BY THE PARTNERSHIP IS NOT EXERCISED AND, EXCEPT FOR FINANCIAL STATEMENTS AND RELATED OPERATING DATA, INCLUDES INFORMATION RELATING TO THE ASSETS ACQUIRED FROM CAVENHAM FOREST INDUSTRIES.


                                 THE PARTNERSHIP

GENERAL

     Crown Pacific Partners, L.P. (the "Partnership") is a publicly held Delaware limited partnership that owns and operates timberland properties and wood product manufacturing operations in the northwestern United States. The Partnership's business consists of the growing and harvesting of timber for sale as logs in domestic and export markets and the manufacture and sale of lumber, plywood and other wood products. Lumber and other wood products are used principally in new residential home construction, home remodeling and repair and for general industrial uses. The Partnership currently owns and/or controls approximately 724,000 acres of timberland in the Pacific Northwest (the "Timberlands"), containing a total merchantable timber inventory of approximately 4,875 million board feet ("MMBF"). In addition to its Timberlands, the Partnership has significant manufacturing assets consisting of four lumber mills in Oregon and Idaho and a remanufacturing facility, a plywood facility and a chip mill all located in Oregon (collectively, the "Manufacturing Facilities").

BUSINESS STRATEGY

     The Partnership's primary business strategy is to pursue growth through strategic acquisitions of timber and timberlands. The Managing General Partner intends to focus on acquisitions that would be expected to increase per Unit distributable cash flow. Historically, the Partnership has been successful in acquiring timber and manufacturing operations from third parties and integrating them into its operations on a financially attractive basis. The elements of the Partnership's acquisition strategy include (i) identification of undervalued timber assets and acquisitions on a wholesale basis, (ii) review of opportunities for simultaneous or subsequent resales of smaller, non-strategic portions of acquired assets at a profit, (iii) emphasis on improving operating efficiencies at acquired manufacturing facilities in order to be a low-cost producer and on enhancing timber management practices employed by the sellers and (iv) the disposition or liquidation of assets that are not expected to produce an attractive financial return. Since April 1988, the Partnership has completed ten significant acquisitions with an aggregate purchase price of approximately $900 million (after $145 million of simultaneous sales of certain assets arranged by Crown Pacific to third parties).

     In order to enhance its ability to finance future acquisitions, the Partnership intends to obtain a $125 million bank commitment that is scheduled to close concurrently with the offering made hereby (the "Acquisition Facility"), borrowings under which will be used to make acquisitions. In connection with the Cavenham Acquisition (defined below), the Partnership converted its prior acquisition facility to a term loan, a portion of which will be repaid with the proceeds of this offering and the balance of which will be repaid with borrowings under the Acquisition Facility. See "Use of Proceeds." In addition to borrowings under the Acquisition Facility, the Partnership may fund future acquisitions from internal cash flow and additional sales of Common Units. There can be no assurance, however, that general economic conditions will be conducive to this acquisition strategy, that the Partnership will be able to identify attractive acquisition candidates in the future, that the Partnership will be able to acquire any such assets or businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to

Unitholders. In addition, the terms of the Partnership's debt facilities may limit the ability of the Partnership to make acquisitions, particularly without also raising additional equity through the sale of Common Units, which may require the approval of the holders of outstanding Units.

CAVENHAM ACQUISITION

     On May 15, 1996, the Partnership completed the purchase of approximately 207,000 acres of timberland in Oregon and Washington from Cavenham Forest Industries ("Cavenham") containing approximately 1,485 MMBF of merchantable timber for $205 million (the "Cavenham Acquisition"). The Cavenham properties are located in close proximity to the Partnership's existing operations, requiring only minimal additional overhead. The Partnership believes that the acquisition will benefit the Partnership in several ways. First, the majority of the logs from the Cavenham Oregon timberlands (the "Eastside Timberlands") will be processed by the Partnership's existing Oregon manufacturing facilities and will be used to offset higher cost external log purchases, which is anticipated to reduce the Partnership's overall production cost. Second, the acquisition of the Cavenham Olympic Peninsula timberlands (the "Olympic Timberlands") should give the Partnership more volume that can be sold in the export market (which has historically commanded a premium over the domestic market), more flexibility in harvest planning with the Partnership's existing Washington timberlands (the "Hamilton Timberlands"), which are approximately 40 miles away by water, and the ability to negotiate more favorable terms for sales in both the export and domestic markets from the Washington region. Third, due to the high growth rates in the Olympic Timberlands, the acquisition has increased the overall average growth rate of the Partnership's Timberlands. See "--The Timberlands" and "--Manufacturing Facilities."

     The Eastside Timberlands consist of approximately 124,000 acres, containing approximately 474 MMBF of appearance-grade lodgepole pine (61%), Ponderosa pine (16%), true firs (13%) and other conifer species (10%). The Eastside Timberlands have estimated annual growth rates of between 2.5% to 3.25% and contain significant volumes of mature timber greater than 80 years old. The Eastside Timberlands are located in two discrete areas, one of which is a 91,000 acre tract in Klamath County in south central Oregon called the Mazama Tract. The Mazama Tract's northern point is approximately 20 miles south of the southern boundary of the Partnership's existing Oregon tree farm and in close proximity to the Partnership's Gilchrist sawmill, which is already a producer of appearance-grade pine lumber. The remaining approximately 33,000 acres of the Eastside Timberlands are made up of several small tracts located in Baker, Union and Umatilla counties in northeastern Oregon that contain a high percentage of fir species. The Partnership plans to sell approximately 20% of the Eastside Timberlands harvest to third party mills and to use the balance in its mills located in central Oregon, principally the Prineville and Gilchrist sawmills.

     The Olympic Timberlands consist of approximately 83,000 acres, containing approximately 1,011 MMBF of hemlock (71%), Douglas fir (10%), hardwood (11%) and other conifers (8%) in one of the most productive timber growth sites in the nation. Growth rates on the Olympic Timberlands average an estimated 7% per year because of the combination of rainfall quantity, soil types and low elevations. The Olympic Timberland operations will be combined with the Partnership's existing Hamilton Timberlands for minimal additional administrative cost. Logs harvested from both Washington tracts will be sold on the open market to domestic and export log buyers or may be processed in a manufacturing facility the Partnership intends to purchase or construct in northwest Washington. The Olympic tract is uneven aged (resulting in stable annual harvest levels) and well managed. Intensive silvicultural practices typically applied at the Olympic Timberlands include reforestation, competing vegetation control, precommercial thinning and commercial thinning. In the past five years, over 19,000 acres on the Olympic Timberlands have been precommercially thinned, providing potential for increased production in future years.

THE TIMBERLANDS

     The Partnership's Timberlands include substantial holdings of mature, premium-quality timber. The Partnership is one of the larger holders of mature Ponderosa pine in the United States. The Partnership also has significant holdings of other species, including white fir, lodgepole pine, cedar and sugar pine.

     The Partnership's Timberlands, including the Cavenham Acquisition, are geographically divided into three principal regions: the Oregon region (the "Oregon Region") encompassing approximately 334,000 acres and approximately 1,200 MMBF of merchantable timber, the northwest Washington region (the "Washington Region") encompassing approximately 185,000 acres and approximately 1,870 MMBF of merchantable timber and eastern Washington, Idaho and northwestern Montana (the "Inland Region") encompassing approximately 205,000 acres and approximately 1,805 MMBF of merchantable timber. Timber harvested from the Oregon and Inland Regions is used principally as raw material for the operation of the Manufacturing Facilities, with the remainder sold to third parties. In contrast, between 35% and 50% of the timber harvest from the Washington Region has been sold as logs in the export market (principally Japan) at premium prices, with the remainder sold to unaffiliated local mills. The Partnership's substantial timber resources reduce reliance on third-party log sources to supply its Manufacturing Facilities, which results in a key competitive advantage over mills without a supply of fee timber. See "--Industry Conditions."

MANUFACTURING FACILITIES

     The Partnership manufactures a wide variety of lumber, plywood and remanufactured wood products in its Manufacturing Facilities. Due to the quality and quantity of the Partnership's mature pine timber, the Partnership's two Oregon sawmills are among the largest producers in the Pacific Northwest of appearance-grade pine lumber, which is sold at premium prices to manufacturers of doors, windows and other specialty wood products. Lumber produced in the Inland Region Manufacturing Facilities is sold principally to distributors of dimension or structural lumber products, which are used primarily for residential construction. The Partnership's plywood products customers are primarily wholesalers. The Partnership's remanufactured wood products customers include window and door manufacturers and retail home centers.

     The Partnership employs modern technology in its Manufacturing Facilities in order to maximize efficiency and utilization of the timber resources, reduce labor costs and maintain high-quality standards of production. Since
January 1, 1993, the Partnership and its predecessors have invested more than $20 million to upgrade the Manufacturing Facilities. An additional $8.9 million is anticipated to be spent by the end of 1996 to upgrade and to reconfigure the Manufacturing Facilities to process more efficiently the species that can be supplied from the Timberlands and from other reliable sources in proximity to the mills. The most tangible benefits of these upgrades are expected to be increased recovery rates (the ratio of the volume of lumber produced at a facility to the volume of logs utilized at such facility), reduced operating costs and increased product quality. The Partnership has agreed to sell to a third party a sawmill in the Inland Region that has been closed since December 1995 due to a fire and plans to close another, nonstrategic, Inland Region sawmill by June 30, 1996, leaving the Partnership with a total of seven Manufacturing Facilities. The closure and sale of those facilities are expected to increase the Inland Region's raw material self-sufficiency at the remaining Manufacturing Facilities. The Partnership also intends to purchase or construct a sawmill in northwest Washington to process non-export quality logs from the Washington Timberlands into dimension lumber. The Partnership believes that the efficiency of its Manufacturing Facilities, in combination with a highly productive work force and the ability to meet a substantial portion of its raw material needs from its Timberlands, make the Partnership competitive in the production of its lumber and other wood products.

INDUSTRY CONDITIONS

     The Partnership's ability to implement its business strategy over the long term and its results of operations will depend upon a number of factors, many of which are beyond its control. These factors include general industry conditions, prices and supply and demand for logs, lumber and other wood products, competition from other supplying regions and substitute products and seasonality. Environmental and other similar concerns and governmental policies have substantially reduced the volume of timber under contract to be harvested from federal lands. The resulting supply imbalance has caused prices for logs and lumber in recent years to be volatile, reaching peak levels during late 1993 and early 1994. Even though prices have declined from these record levels, current prices still exceed pre-1993 levels. The low supply of timber from federal lands, which is expected to continue for the foreseeable future, has benefited forest products companies with private timber holdings such as the Partnership. Since the beginning of 1988, federal timber sales under contract in the Pacific Northwest decreased 80% from approximately 10,000 MMBF to 2,000 MMBF at year end 1995, forcing many conversion facilities to close, including three Crown Pacific sawmills that were closed promptly after their acquisition and two others in the Inland Region that are currently being closed or sold. Increased supplies of logs imported from foreign countries have only partially offset the lost volume from public lands and have not replaced the mature, high-quality timber found in greater quantities on federal lands. The Partnership believes that because of its sizeable holdings of fee timber and efficient Manufacturing Facilities it will continue to benefit from these price levels and market conditions.

     Changes in general economic and demographic factors, including the strength of the economy and interest rates for home mortgages and construction loans, have historically caused fluctuations in housing starts and in turn in demand (and therefore prices) for lumber and other wood products. Domestic demand for lumber and manufactured wood products is primarily affected by the level of new residential construction activity. In addition to housing starts, demand for wood products is also significantly affected by repair and remodeling activities and industrial uses, demand for which has historically been less cyclical. Domestic demand for logs, lumber and other wood products is seasonal. In the winter, demand generally subsides, increasing in the spring as construction activity resumes. Severe weather conditions, storms and natural disasters can also affect demand. The Partnership is also affected by international demand factors. The strength of the economy in Japan and other Asian countries and the relative strength of the United States dollar directly affect the demand for exported logs from the Partnership's Washington Region. Revenues from sales of exported logs are determined in part by variations in inventory in the countries that import those logs.

     In late 1994 and throughout 1995, demand for lumber and plywood was adversely affected by declines in housing starts, competition from substitute wood products such as oriented strand board ("OSB") and changes in purchasing by distributors and retailers to a just-in-time inventory system. In addition, decreases in sawmill capacity in response to supply reductions resulted in decreased demand for logs. Other factors acting to reduce lumber prices during this period were increased inports of Canadian lumber and unusually high prices for wood chips (a raw material used in pulp and paper manufacturing), resulting in increased production of lumber from which the high-priced wood chips are a by-product. The resulting price decreases have reversed in early 1996. In fact, demand from new housing starts outpaced supply, causing shortages which in turn stemmed from the inability of wholesalers to replenish their inventories because of a severe winter and an extended spring break-up.

PARTNERSHIP STRUCTURE AND MANAGEMENT

     Crown Pacific Management Limited Partnership, a Delaware limited partnership, is the managing general partner of the Partnership (the "Managing General Partner"), and Crown Pacific, Ltd., an Oregon corporation ("CPL"), is the special general partner of the Partnership (in such capacity, the "Special General Partner"). The Managing General Partner and the Special General Partner are together referred to herein as the "General Partners." Both of the General Partners are owned by Fremont Investors, Inc. (formerly called "Fremont Group, Inc.") ("Fremont") and its affiliates and by Mr. Peter W. Stott and Mr. Roger L. Krage (collectively, the "Sponsors"). Mr. Stott and Mr. Krage have had preliminary discussions with Fremont regarding the purchase of all of Fremont's interest in the Partnership and the General Partners. These discussions are only preliminary, however, and price and other significant terms have not been established.

     The operations of the Partnership are carried out through, and the Timberlands and operating assets are owned by, Crown Pacific Limited Partnership, a Delaware limited partnership, and other subsidiary operating partnerships and corporations (collectively, the "Operating Partnership"). The Partnership owns a 98.9899% limited partner interest in the Operating Partnership. The Managing General Partner is the general partner of the Operating Partnership with a 1.0101% general partner interest. The General Partners own an aggregate 2% general partner interest in the Partnership and the Operating Partnership. References herein to the General Partners' 2% interest or to distributions to the General Partners of 2% of "Available Cash" are references to the amount of the General Partners' combined percentage interest in the Partnership and the Operating Partnership. Unless the context otherwise requires, references herein to the

Partnership include the Partnership, the Operating Partnership and any other subsidiary operating partnerships and corporations.

     Effective upon the closing of the offering made hereby, all of the outstanding SAUs will be redeemed from a portion of the net proceeds of this offering for an aggregate of $4.1 million. Under the terms of the Partnership Agreement, the SAUs were entitled to receive aggregate distributions, through the end of 1997, of up to $80 million, subject to annual limitations, only after the Partnership distributed to all Common Units and Subordinated Units $0.51 per quarter during 1995, $0.524 per Unit (the"First Target Distribution") with respect to each quarter during 1996 and $0.538 per Unit (the "Second Target Distribution") with respect to each quarter during 1997. The Partnership Agreement has been amended, with the approval of the SAU holders, to redeem the SAUs in exchange for a one-time cash payment equal to $4.1 million in the aggregate (the "SAU Amendment"), which represents the present value of the future cash distributions that the Managing General Partner anticipates the SAU holders could receive from the Partnership with respect to the periods ending on or before December 31, 1997. Dillon, Read & Co. Inc., as a financial advisor to the Partnership, has delivered its opinion to the Partnership that the SAU Amendment will not adversely affect the limited partners of the Partnership (including the holders of Common Units) in any material respect. Upon redemption, the SAUs will cease to exist and any Available Cash, remaining after the Minimum Quarterly Distribution and the applicable Target Distribution, will be distributed to the Partners as provided in the Partnership Agreement.

     The activities of the Managing General Partner are limited by the Partnership Agreement to the management of the activities and operations of the Partnership. The Managing General Partner receives no management fee in connection with its management of the Partnership and receives no remuneration for its services as managing general partner of the Partnership other than reimbursement for all direct and indirect expenses incurred in connection with the Partnership's operations and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the Managing General Partner in connection with the operation of the Partnership's business.


     The principal executive offices of the Partnership, the Operating Partnership and the General Partners are located at 121 S.W. Morrison Street, Suite 1500, Portland, Oregon 97204. The telephone number at such offices is
(503) 274-2300.

                          SUMMARY HISTORICAL FINANCIAL
                               AND OPERATING DATA


     The following table sets forth for the periods and at the dates indicated, summary historical financial and operating data for the Partnership and its predecessors, on a combined historical basis. The summary historical financial data for the three years ended December 31, 1993, 1994 and 1995 are derived from the historical combined audited financial statements of the Partnership and should be read in conjunction with such financial statements incorporated by reference in this Prospectus. The related historical consolidated financial data for the three-month periods ended March 31, 1995 and 1996 are derived from the historical unaudited consolidated financial statements of the Partnership incorporated by reference in this Prospectus, which in the opinion of management include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period.

     The comparability of results of operations among the periods presented is affected by the acquisitions of DAW Forest Products Company, L.P. and W-I Forest Products Limited Partnership ("DAW/W-I") in September and October 1993, which were accounted for under the purchase method of accounting.


                                                                      FOR THE YEAR ENDED            FOR THE QUARTER ENDED
                                                           -------------------------------------- -------------------------
                                                                                                   MARCH 31,     MARCH 31,
                                                           DECEMBER 31, DECEMBER 31, DECEMBER 31,    1995          1996
                                                             1993 (1)     1994 (1)       1995     (UNAUDITED)   (UNAUDITED)
                                                           ------------ ------------ ------------ -----------   -----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
INCOME STATEMENT DATA:
  Revenues (2) . . . . . . . . . . . . . . . . . . . . .    $  220,586   $  397,326   $  383,383   $  97,834   $  84,555
  Operating costs:
  Cost of products sold (3). . . . . . . . . . . . . . .       151,379      328,882      313,490      80,995      66,882
  Selling, general and administrative expenses . . . . .        10,379       21,148       21,653       5,309       5,312
                                                            ----------   ----------   ----------   ---------   ---------
  Operating income . . . . . . . . . . . . . . . . . . .        58,828       47,296       48,240      11,530      12,361

  Interest expense . . . . . . . . . . . . . . . . . . .        14,201       23,894       31,053       7,522       8,245
  Amortization of debt issuance costs. . . . . . . . . .           997        2,184          508         116         126
  Other (income) expense, net. . . . . . . . . . . . . .         3,208       (1,034)        (599)       (224)       (174)
                                                            ----------   ----------   ----------   ---------   ---------

  Income before provision for income taxes . . . . . . .        40,422       22,252       17,278       4,116       4,164
  Provision for income taxes . . . . . . . . . . . . . .         1,501        2,514           --          --          --
                                                            ----------   ----------   ----------   ---------   ---------

  Income before extraordinary item . . . . . . . . . . .        38,921       19,738       17,278       4,116       4,164

  Extraordinary item - loss on extinguishment of debt. .            --      (16,178)          --          --          --
                                                            ----------   ----------   ----------   ---------   ---------

  Net income . . . . . . . . . . . . . . . . . . . . . .        38,921        3,560       17,278       4,116       4,164

  Accretion and income relative to mandatorily
     redeemable partnership interests. . . . . . . . . .        (3,243)      (8,624)          --          --          --
  Net income (loss) allocated to partnership and
     shareholders' interests . . . . . . . . . . . . . .    $   35,678   $   (5,064)  $   17,278   $   4,116   $   4,164
                                                            ----------   ----------   ----------   ---------   ---------
                                                            ----------   ----------   ----------   ---------   ---------

  Earnings per Unit: (Proforma for 1994)
     Income before extraordinary item. . . . . . . . . .                 $     1.07   $     0.94   $    0.22   $    0.23
     Extraordinary item. . . . . . . . . . . . . . . . .                      (0.88)          --          --          --
                                                                         ----------   ----------   ---------   ---------
     Net income. . . . . . . . . . . . . . . . . . . . .                 $    0.19    $     0.94   $    0.22   $    0.23
                                                                         ----------   ----------   ---------   ---------
                                                                         ----------   ----------   ---------   ---------

CASH FLOW AND OTHER DATA:
  EBITDDA (4). . . . . . . . . . . . . . . . . . . . . .    $   85,852   $   87,016   $   83,290   $  17,899   $  21,414
  Additions to timber and timberland . . . . . . . . . .        11,230       15,764       31,211       3,988      15,766
  Additions to equipment . . . . . . . . . . . . . . . .         1,885       14,799       10,437       3,425       2,456
  Maintenance capital expenditures . . . . . . . . . . .
  Cash flow from operating activities. . . . . . . . . .        59,671       57,485       22,976       8,598      20,216

                                      -9-


                                                                      FOR THE YEAR ENDED            FOR THE QUARTER ENDED
                                                           -------------------------------------- -------------------------
                                                                                                   MARCH 31,    MARCH 31,
                                                           DECEMBER 31, DECEMBER 31, DECEMBER 31,    1995         1996
                                                             1993 (1)     1994 (1)       1995     (UNAUDITED)  (UNAUDITED)
                                                           ------------ ------------ ------------ -----------  -----------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
BALANCE SHEET DATA (AT PERIOD END):
  Working capital. . . . . . . . . . . . . . . . . . . .    $    2,489   $   51,684   $   66,737   $  59,500   $  66,025
  Total assets (5) . . . . . . . . . . . . . . . . . . .       738,363      461,547      476,505     457,641     490,315
  Long-term debt (5) . . . . . . . . . . . . . . . . . .       480,362      300,000      326,000     303,000     340,000
  Partners' and shareholders' equity . . . . . . . . . .        98,632      119,397      107,056     123,259     101,781

OPERATING DATA:
  Fee timber harvested (MMBF). . . . . . . . . . . . . .           152          215          202          46          75
  External log sourcing (MMBF) . . . . . . . . . . . . .           106          269          251          53          46
  Lumber production (MMBF) . . . . . . . . . . . . . . .           199          421          390         111          97
  Plywood production (MMSF)(3/8" basis). . . . . . . . .            45          142          113          37          12


- -----------

(1) Effective December 22, 1994, the Partnership completed an initial public offering of 9,850,000 Common Units. Since less than 80% of the limited partnership interests were sold to the public and because the General Partners (or their affiliates) were also the general partners of the companies/partnerships that preceded the Partnership, the assets were not recorded as a purchase and therefore remain at their historical cost. The financial information for the periods prior to December 22, 1994 represents the financial results of the Partnership's predecessors. The Partnership's predecessors consisted of two corporations, CPL and Crescent Creek Company, and three limited partnerships, Crown Pacific Limited Partnership, Crown Pacific Inland Limited Partnership and Crown Pacific Leasing Limited Partnership. These organizations were under common control in that they had significant common partners and shareholders, common management and completed certain asset transfers among the entities as part of reorganizations. Additionally, CPL provided certain management and administrative services for all of the enterprises within the group. As legal entities, the corporations and partnerships were not consolidated; however, due to the common ownership and management, combination for financial statement purposes was presented to properly reflect the results of operations, cash flows and financial position of the Partnership's predecessors. Results of operations for the ten-day period ended December 31, 1994 were not significant compared to the results of the combined predecessors taken as a whole. The operations of the Partnership have been combined with the results of the predecessors for the year ended December 31, 1994 and have been presented together in the accompanying Income Statement Data.

(2) Total revenues from Inland Region sawmills acquired in the fourth quarter of 1993 that were closed in the first quarter of 1994 were $8.4 million in the year ended December 31, 1993 and $13.8 million in the year ended December 31, 1994. Total revenues from Inland Region sawmills that are or will be closed in 1996 were $9.3 million in the quarter ended March 31, 1996 and $50.6 million in the year ended December 31, 1995.

(3) In the first quarter 1995, the Partnership completed a periodic update of its timber inventory system to reflect the timber it owned. The update resulted in an increase in timber volumes, which reduced the estimated depletion rates and decreased the depletion costs for the year ended December 31, 1995 by $7.4 million or $0.41 per Unit. This change in estimate had no impact on prior periods or on the Partnership's cash flow.

(4) EBITDDA is defined as net income before interest, amortization of debt issuance costs, income taxes, depreciation, depletion and amortization and extraordinary items. EBITDDA is provided because management believes EBITDDA provides useful information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution. EBITDDA should not be construed as an alternative to operating income (as an indicator of the Partnership's operating performance) or as an alternative to cash flows from operating activities (as a measure of liquidity).

(5) Included in total assets and long-term debt for the year ended December 31, 1993 was $220 million related to the purchase of certain timberlands in 1989. The Partnership's predecessors issued twenty-two $10 million installment notes to the seller secured by unconditional letters of credit. The deposited funds were restricted such that they could be used to repay the notes. As a result, both the assets and liabilities remained on the predecessors' balance sheets.

                                  THE OFFERING

Securities offered . . . . . . . . . .    9,500,000 Common Units, of which
                                          7,000,000 are being offered by the
                                          Partnership (8,425,000 if the
                                          Underwriters' over-allotment option is
                                          exercised in full) and 2,500,000 are
                                          being offered by the Selling
                                          Unitholders.  All of the Common Units
                                          being sold by the Selling Unitholders
                                          were purchased by the Sponsors in the
                                          initial public offering in December
                                          1994 for a purchase price of $20.05
                                          per Common Unit, representing the
                                          initial public offering price, less
                                          underwriting discounts and
                                          commissions.

Units to be outstanding after this        19,360,439 Common Units representing
offering . . . . . . . . . . . . . . .    an aggregate 77.0% limited partner
                                          interest in the Partnership
                                          (20,785,439 Common Units, representing
                                          an aggregate 78.3% limited partner
                                          interest in the Partnership, if the
                                          Underwriters' over-allotment option is
                                          exercised in full) and 5,773,088
                                          Subordinated Units representing an
                                          aggregate 23.0% limited partner
                                          interest in the Partnership (21.7% if
                                          the Underwriters' over-allotment
                                          option is exercised in full).

Use of Proceeds. . . . . . . . . . . .    The net proceeds from the sale of the
                                          Common Units offered by the
                                          Partnership hereby (estimated to be
                                          approximately $131.8 million after
                                          deducting the underwriting discounts
                                          and commissions and expenses of the
                                          offering) will be used by the
                                          Partnership to repay approximately
                                          $127.7 million of indebtedness
                                          incurred to finance the Cavenham
                                          Acquisition, and the remaining $4.1
                                          million will be used to redeem the
                                          SAUs.  See "--The Partnership--
                                          Partnership Structure and Management."
                                          The Partnership will not receive any
                                          of the net proceeds from the sale of
                                          Common Units by the Selling
                                          Unitholders.  See "Use of Proceeds."

NYSE Symbol. . . . . . . . . . . . . .    CRO


                               CASH DISTRIBUTIONS


GENERAL

     The Partnership distributes all of its Available Cash within 45 days after the end of each calendar quarter to the Unitholders of record on the applicable record date and to the General Partners. "Available Cash" for any quarter consists generally of the sum of all cash on hand at the end of such quarter, as adjusted for reserves. The full definition of Available Cash is set forth in the Partnership Agreement. The Managing General Partner has broad discretion in making cash disbursements and establishing reserves, thereby affecting the amount of the Available Cash.

     Distributions by the Partnership of its Available Cash are generally made 98% to the Unitholders and 2% to the General Partners, subject to the payment of incentive distributions to the Managing General Partner to the extent that certain target levels of cash distributions to the Unitholders in excess of the Minimum Quarterly Distribution are achieved.

     For each quarter during the Subordination Period, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution ($0.51 per Unit) with respect to such quarter and any arrearages for prior quarters before any distributions may be made on the Subordinated Units. Then, the holders of the Subordinated Units will have the right to receive the Minimum Quarterly Distribution with respect to such quarter, but no arrearages for prior quarters. Next, first the holders of Common Units and then the holders of Subordinated Units will have the right to receive additional cash until they have received specified Target Distribution levels ($0.524 in 1996 and $0.538 in 1997 and 1998). After the holders of Common Units and the holders of Subordinated Units have each received the First Target Distribution (in 1996) and the Second Target Distribution (in 1997), cash distributions will be shared among the holders of Common Units, the holders of Subordinated Units and the General Partners in proportion to the total amount of Available Cash constituting Cash from Operations distributed to each such class of partners during such year (up to and including the quarter with respect to which such distribution is being made) up to the applicable Target Distribution level. In 1998 and thereafter, cash distributions in excess of the Second Target Distribution level ($0.538) will be shared between the General Partners and all Unitholders pro rata, with the General Partners' share increasing as higher Target Distribution levels on the Units are met. Specifically, the General Partners will be entitled to 15% of all quarterly distributions after the Unitholders have received $0.566 per Unit, 25% after the Unitholders have received $0.679 per Unit and 50% after the Unitholders have received $0.904 per Unit. The Minimum Quarterly Distribution and Target Distribution levels are subject to adjustment under certain circumstances such as unfavorable tax legislation or upon distributions of Cash from Interim Capital Transactions, as defined in the Glossary. As of the expiration of the Subordination Period, which will occur no sooner than January 1, 2000 and then only upon the satisfaction of certain tests, all Subordinated Units will have converted into an equal number of Common Units and will participate pro rata with all other Common Units in distributions of Available Cash. Under certain circumstances, 50% of the Subordinated Units will convert into an equal number of Common Units after January 1, 1999 if certain Target Distribution levels have been met for a specified time period. Common Units will not accrue any arrearages for any quarter after the Subordination Period.

ABILITY TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION

     The Partnership has paid a quarterly distribution equal to or in excess of the Minimum Quarterly Distribution on all outstanding Common Units and Subordinated Units with respect to each full quarter since the Partnership's inception in December 1994. For the quarter ended March 31, 1996, the Partnership distributed the First Target Distribution of $0.524 per Unit.

     Based on the assumptions set forth below, the Managing General Partner anticipates that the Partnership will generate Available Cash constituting Cash from Operations sufficient to allow the Partnership to distribute at least the First Target Distribution of $0.524 per Unit with respect to each full calendar quarter ending on or prior to December 31, 1996 and at least the Second Target Distribution of $0.538 per Unit with respect to each full calendar quarter during 1997, although no assurance can be given in respect of such distributions. This belief is based on the Managing General Partner's opinions regarding the future business prospects of the Partnership and other assumptions that the Managing General Partner believes are reasonable. Some of these assumptions are beyond the control of the Managing General Partner and cannot be predicted with certainty, including assumptions concerning market and economic conditions and other factors, such as log and lumber prices, attainment of projected timber harvest schedules, availability of non-fee timber, export and other environmental restrictions and other factors that affect the availability of timber and the level of lumber production.

     The Managing General Partner's estimates of Available Cash constituting Cash from Operations are based in part on the following specific assumptions with respect to Partnership operations during the period commencing July 1996:
(i) the rate of inflation will be 3.0% for each year; (ii) prices for logs and lumber will increase by the assumed rate of inflation, and plywood prices will remain flat, in 1996 and 1997; (iii) the Partnership will harvest timber in accordance with its harvest plans, which are based on projections of demand, price, availability of timber and other factors beyond the control of the Partnership and which contemplate the harvest of 270 MMBF in 1996 and 256 MMBF in 1997; (iv) purchases of logs from private sellers will decrease beginning in 1996 in Oregon and in the Inland Region; (v) purchases of logs from federal sources will be substantially reduced in the Inland Region and will be minimal in Oregon in 1996 and 1997; (vi) purchases of logs from state sources will remain relatively constant through 1997;

(vii) manufacturing productivity will improve in 1996 and 1997 at the Manufacturing Facilities due to, among other factors, certain capital expenditures at such facilities; and (viii) capital expenditures for maintenance will average $3 million per year in 1996 and 1997. The Partnership's performance for future years is difficult to predict, and the realization of the assumptions underlying the projected performance is uncertain.

     If the Managing General Partner's assumptions, particularly with respect to prices, prove to be incorrect, Available Cash constituting Cash from Operations generated by the Partnership could be insufficient to permit the Partnership to make the distributions estimated as described above. Accordingly, no assurances can be given that distributions at those levels will be made.

     When used in this Prospectus the words "expect," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.


                          SUMMARY OF TAX CONSIDERATIONS

     THE TAX CONSEQUENCES OF AN INVESTMENT IN COMMON UNITS TO A PARTICULAR INVESTOR WILL DEPEND IN PART ON THE INVESTOR'S OWN TAX CIRCUMSTANCES. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR ABOUT THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN COMMON UNITS.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     The General Partners estimate that a purchaser of Common Units in this offering who holds such Common Units through the record date for the last quarter of ____ will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately [___]% of cash distributed with respect to that period. A majority of such taxable income may be treated as capital gains as a result of an election to be made pursuant to
Section 631(a) of the Internal Revenue Code of 1986, as amended (the "Code") and as a result of transactions qualifying for treatment under Section 631(b) of the Code. The General Partners further estimate that after ____ the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to Unitholders. These estimates are based upon the assumption that Available Cash will approximate an amount required to make the applicable Target Distributions with respect to the Common and the Subordinated Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the General Partners, especially the assumed prices for logs and lumber. Further, the estimates are based on current tax law and certain tax reporting positions that the General Partners intend to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above and such differences could be material.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

     An investment in Units by tax-exempt organizations (including individual retirement accounts and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons. See "Tax Considerations--Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors."

                                  RISK FACTORS

     A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO INVEST IN THE COMMON UNITS.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

     CYCLICALITY OF FOREST PRODUCTS INDUSTRY WILL AFFECT THE PARTNERSHIP'S RESULTS OF OPERATIONS. The Partnership's results of operations are, and will continue to be, affected by the cyclical nature of the forest products industry. Prices and demand for logs and manufactured wood products have been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and wood products is primarily affected by the level of new residential construction activity, which is subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. In addition to housing starts, demand for wood products is also significantly affected by repair and remodeling activities and industrial uses, demand for which has historically been less cyclical. Decreases in the level of residential construction activity will be reflected in reduced demand for logs and wood products, resulting in lower prices for the Partnership's log and wood products and lower revenues, profits and cash flows. Furthermore, changes in supply of timber affect prices for logs and lumber.

     AVAILABILITY OF FEDERAL TIMBER SUPPLY HAS DECLINED. Various factors, including environmental and endangered species concerns, have limited, and are likely to continue to limit, the amount of timber offered for sale by certain United States government agencies, which historically have been major suppliers of timber to the United States forest products industry. The Partnership must therefore rely more heavily on the acquisition of timber from other sources (including domestic private timber owners and foreign sellers) to supply its Manufacturing Facilities.

     The importation of foreign logs is subject to risks not generally incident to the acquisition of domestic logs, including fluctuations in exchange rates, import limitations that may be imposed by the United States government and potential opposition within the source country to the export of natural resources. The Partnership does not currently have any contractually committed supply of foreign logs.

     THE PARTNERSHIP'S ABILITY TO HARVEST TIMBER WILL BE SUBJECT TO LIMITATIONS. Revenues, net income and cash flow from the Partnership's future operations will be dependent to a significant extent on its ability to harvest timber pursuant to its harvest plans from its approximately 724,000 acres of timberlands. Harvesting of the Timberlands may be affected by various factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters, access limitations and regulatory requirements. As is typical in the forest products industry, the Partnership does not maintain insurance coverage with respect to damage to the Timberlands. Even if such insurance were available, the cost would be prohibitive.

     Weather conditions, access limitations and regulatory requirements associated with proximity to streams and other water courses may also restrict harvesting of the Timberlands.

     THE PARTNERSHIP'S ABILITY TO SELL LOGS FOR EXPORT MAY BE LIMITED. The Partnership engages in the sale of logs for export, which business is substantially dependent on market conditions in the major Asian economies, particularly Japan and South Korea, and is affected by fluctuations in exchange rates.

     From time to time, legislation has been unsuccessfully introduced in the United States House of Representatives to prohibit the export of logs originating from private lands. There can be no assurance that similar legislation will not be introduced in subsequent sessions of Congress or that such legislation will not become law. United States, Oregon and Washington laws already prohibit the export of logs originating from government lands.

     THE PARTNERSHIP EXPERIENCES SIGNIFICANT COMPETITION. The forest products industry is highly competitive in terms of price and quality. Many of the Partnership's competitors have substantially greater financial and operating resources than the Partnership. Wood products are subject to increasing competition from a variety of non-wood and "laminated" or engineered wood products, particularly, in the case of plywood, OSB. In addition, the Partnership is subject to competition from lumber products and logs imported from foreign sources to the United States as well as to the export markets served by the Partnership. To the extent there is a significant increase in competitive pressures from substitute products or other domestic or foreign suppliers, it could have a material adverse effect on the Partnership.

     THE PARTNERSHIP IS DEPENDENT ON KEY PERSONNEL. The Managing General Partner believes the Partnership's success depends in part upon the efforts and abilities of its senior management team, in particular Mr. Peter Stott and Mr. Roger Krage. The failure of the Managing General Partner to retain such personnel could adversely affect the Partnership's operations. Mr. Stott and Mr. Krage have entered into employment agreements with the Managing General Partner. In addition, an event of default will occur under the Partnership's bank credit agreements if, without lender consent, Mr. Stott at any time is not either the Chief Executive Officer (as he now serves) or the Chairman of the Board of the Managing General Partner.

     THE PARTNERSHIP IS SUBJECT TO FEDERAL AND STATE ENVIRONMENTAL REGULATION. The Manufacturing Facilities emit air contaminants, discharge industrial wastewater and stormwater and generate and dispose of both hazardous and nonhazardous wastes. The Partnership is subject to regulation under federal and state statutes, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund"), as well as similar state laws and regulations. There can be no assurance that additional future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect the Partnership or the operation of the Manufacturing Facilities.

     THE PARTNERSHIP'S OPERATIONS ARE SUBJECT TO ENDANGERED SPECIES REGULATION. The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of endangered species may include restrictions on timber harvesting activities on private, federal and state land containing the affected species. A number of species indigenous to the Pacific Northwest have been protected under the Endangered Species Act, including the northern spotted owl, marbled murrelet, mountain caribou, grizzly bear, bald eagle and various salmon species.

     The Managing General Partner does not believe that there are any species protected under the Endangered Species Act that would have a material adverse effect on the Partnership's ability to harvest the Timberlands in accordance with current harvest plans. There can be no assurance, however, that species on or around the Timberlands may not subsequently receive protected status under the Endangered Species Act or that currently protected species may not be discovered in significant numbers on or around the Timberlands.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

     CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH PARTNERSHIP PERFORMANCE. Although the Partnership will distribute 100% of Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership. The actual amounts of Available Cash will depend upon numerous factors, including the Partnership's profitability, required principal and interest payments on the Partnership's debt, restrictions contained in the Partnership's debt agreements, the cost of acquisitions (including related debt service payments), the issuance of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, reserves, prevailing economic conditions and financial, business and other factors, some of which may be beyond the control of the Partnership and the Managing General Partner. The Partnership Agreement gives the Managing General Partner broad discretion in establishing reserves that affect the amount of Available Cash. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership, and the Partnership's ability to distribute cash may also be limited during the existence of any events of default under any of the Partnership's debt agreements.

     THE PARTNERSHIP HAS INCURRED SUBSTANTIAL INDEBTEDNESS. Upon the closing of the offering made hereby, assuming no exercise of the Underwriters' over-allotment, the Partnership will have approximately $422 million in indebtedness (excluding amounts borrowed under the Working Capital Facility). In addition, the Partnership will have up to $________ million available to be borrowed under the Acquisition Facility. As a result, the Partnership will have indebtedness that is substantial in relation to partners' equity. The ability of the Partnership to make principal and interest payments will depend on future performance, which is subject to many factors, some of which will be outside the Partnership's control. In addition, the agreements governing the Partnership's indebtedness contain restrictive covenants that limit the ability of the Partnership to incur additional indebtedness. Payment of principal and interest on the Partnership's indebtedness, as well as compliance with the requirements and covenants of the agreements governing such indebtedness, may limit the Partnership's ability to make distributions to Unitholders.

     PARTNERSHIP ASSUMPTIONS CONCERNING FUTURE OPERATIONS MAY NOT BE REALIZED. In assessing the ability of the Partnership to distribute Available Cash, the Partnership has relied on certain assumptions concerning its operations through the quarter ending December 31, 1997, including assumptions regarding stumpage prices, harvest volumes, regulatory changes and general economic conditions. Although the Partnership believes its assumptions are within a range of reasonableness, many of the assumptions made are beyond the Partnership's control and cannot be predicted with any degree of certainty. If the Partnership's assumptions, particularly with respect to prices or harvest volumes, prove to be incorrect, Available Cash constituting Cash from Operations generated by the Partnership could be insufficient to permit the Partnership to make the distributions at the levels anticipated.

     HOLDERS OF COMMON UNITS HAVE LIMITED VOTING RIGHTS; THE MANAGING GENERAL PARTNER WILL MANAGE AND CONTROL THE PARTNERSHIP. Unlike the holders of common stock in a corporation, holders of Common Units will have only limited voting rights on matters affecting the Partnership's business.

     The Managing General Partner will manage and control the activities of the Partnership. Holders of Common Units will have no right to elect the General Partners on an annual or other continuing basis.

     THE PARTNERSHIP MAY ISSUE ADDITIONAL UNITS. The Managing General Partner has the authority to cause the Partnership to issue additional Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner, in its sole discretion without the approval of any limited partners, with certain exceptions set forth in the Partnership Agreement.

     PROVISIONS OF THE PARTNERSHIP AGREEMENT MAY DISCOURAGE REMOVAL OF THE MANAGING GENERAL PARTNER OR MANAGEMENT. The Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove the current Managing General Partner or otherwise change the management of the Partnership. If any person or group (other than the General Partners or their affiliates or successors or persons who acquire 20% or more of the Common Units from Fremont, Fremont's affiliates or subsequent transferees of the Units owned by Fremont or its affiliates on the closing date of this offering) acquires beneficial ownership of 20% or more of the Common Units, such person or group will lose its voting rights with respect to all of its Common Units.

     THE MANAGING GENERAL PARTNER WILL HAVE A LIMITED CALL RIGHT WITH RESPECT TO THE COMMON UNITS. If at any time less than 10% of the then issued and outstanding Common Units are held by persons other than the General Partners and their affiliates, the Managing General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at specified prices. As a consequence of the Managing General Partner's right to purchase outstanding Common Units, a Unitholder may have his Common Units purchased from him even though he may not desire to sell them, or the price paid may be less than the amount the Unitholder would desire to receive upon a sale of his Common Units.

     UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES. The limitations on the liability of holders of Common Units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of Common Units as a group to remove or replace either of the General Partners, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the holders of Common Units could be held liable for the Partnership's obligations to the same extent as a general partner.

     CHANGE OF GENERAL PARTNER OWNERSHIP. Mr. Stott and Mr. Krage have had preliminary discussions with Fremont regarding the purchase of all of Fremont's interest in the Partnership and the General Partners. These discussions are only preliminary, however, and price and other significant terms have not been established.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

     THE GENERAL PARTNERS AND THEIR AFFILIATES MAY HAVE CONFLICTS OF INTEREST WITH THE PARTNERSHIP AND THE HOLDERS OF COMMON UNITS. Potential conflicts of interest could arise as a result of the relationships between the Partnership on the one hand and the General Partners and their affiliates on the other hand. The partners, directors and officers of each of the General Partners have fiduciary duties to manage such General Partners in a manner beneficial to the partners or stockholders of such General Partners. At the same time, the General Partners have fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the limited partners of the Partnership. The Partnership Agreement permits the General Partners to consider, in resolving conflicts of interest, the interests of other parties in addition to the interests of holders of Common Units, thereby limiting the General Partners' fiduciary duties to such holders. The duties of the General Partners, as general partners, to the Partnership and the limited partners of the Partnership, therefore, may come into conflict with the duties of the directors and officers of the General Partners to their partners or stockholders.

     THE PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF THE GENERAL PARTNERS. Certain provisions of the Partnership Agreement contain exculpatory language purporting to limit the liability of the General Partners to the Partnership and the holders of Common Units. The General Partners will not be in breach of their obligations under the Partnership Agreement or their duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership. In resolving such conflict, the Managing General Partner may consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the Managing General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partners.

TAX CONSEQUENCES

     TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS. The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. However, other than with respect to certain Partnership operations, no ruling from the IRS as to such status has been or will be requested, and the opinion of Counsel with regard to the classification of the Partnership is not binding on the IRS. Moreover, in order for the Partnership to continue to be classified as a partnership for federal income tax purposes, at least 90% of the Partnership's gross income for each taxable year must consist of qualifying income.

     If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates, distributions would generally be taxed to the holders of Common Units as corporate distributions, and no income, gains, losses or deductions would flow through to the holders of Common Units. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units.

     There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation.

     NO IRS RULING WITH RESPECT TO TAX CONSEQUENCES. No ruling, other than a ruling with respect to certain Partnership operations, has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by the holders of Common Units and the General Partners.

     PASSIVE LOSS RULES/LIMITATIONS ON PASSIVE INCOME GENERATORS. In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Unused losses may be deducted when the Unitholder disposes of all of his remaining Units in a fully taxable transaction with an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

     TAX LIABILITY EXCEEDING CASH DISTRIBUTIONS OR PROCEEDS FROM DISPOSITIONS OF COMMON UNITS. A holder of Common Units will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. No assurance can be given that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units.

     OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS. Investment in Common Units by certain tax-exempt organizations (including individual retirement accounts and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons.

     TAX SHELTER REGISTRATION; POTENTIAL IRS AUDIT. The Partnership has been registered with the IRS as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a partner owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's returns will lead to adjustments in the partners' returns and may lead to audits of partners' returns and adjustments of items unrelated to the Partnership. Each partner would bear the cost of any expenses incurred in connection with an examination of his personal tax return.

     CURRENT TAX RATES; CHANGES IN FEDERAL INCOME TAX LAWS. The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $256,500 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. The net capital gain of an individual remains subject to a maximum 28% tax rate.

     The 1995 Proposed Legislation that was passed by Congress on November 19, 1995 as a part of the Revenue Reconciliation Act of 1995 would alter the tax reporting system and the deficiency collection system applicable to large partnerships (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships, such as the Partnership. Certain of the proposed changes are discussed later in this section. The 1995 Proposed Legislation is generally intended to simplify the administration of the tax rules governing large partnerships such as the Partnership. In addition, the 1995 Legislation contained provisions which would have reduced the maximum tax rate applicable to net capital gains of an individual to 19.8%.

     President Clinton vetoed the 1995 Proposed Legislation on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes set forth in the 1995 Proposed Legislation or any other changes in the federal income tax laws that would impact the Partnership and the Common Unitholders will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be, and what, if any, transition rules will be provided.

     UNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPLETION CONVENTIONS.
Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity, the Partnership has adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. The IRS may challenge those conventions and, if such a challenge were sustained, the uniformity of Common Units could be affected.
Non-uniformity could adversely affect the amount of tax depletion available to a purchaser of Common Units and could have a negative impact on the value of the Common Units.

     PARTNERSHIP TAX INFORMATION AND AUDITS. The Partnership furnishes each holder of Common Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership uses various accounting and reporting conventions and has adopted various depletion and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.


                                 USE OF PROCEEDS

     The net proceeds to the Partnership from the sale of Common Units offered hereby are estimated to be approximately $131.8 million (assuming an offering price of $20.125 per Common Unit and offering costs of $2 million), after deducting estimated underwriting discounts and commissions and estimated offering expenses ($159.1 million if the Underwriters' over-allotment option is exercised in full). The Partnership will not receive any portion of the net proceeds from the sale of Common Units by the Selling Unitholders. The net proceeds will be used to repay a portion ($127.7 million) of the indebtedness incurred to finance the Acquisition and to redeem the SAUs ($4.1 million). The General Partners will contribute to the Partnership an amount equal to two percent of the proceeds to the Partnership from the offering made hereby.


                   SELLING UNITHOLDERS AND SECURITY OWNERSHIP

     Of the 9,500,000 Common Units being offered by this Prospectus, 7,000,000 are being offered for the account of the Partnership. The remaining 2,500,000 Common Units being offered by this Prospectus are being offered by the Selling Unitholders identified in the table below in the amounts indicated. The Common Units offered hereby constitute all of the Common Units purchased by the Selling Unitholders in connection with the Partnership's initial public offering in December 1994.


     Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership agreed to register for resale under the Act and applicable state securities laws the Common Units proposed to be sold by the Selling Unitholders if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Partnership is obligated to pay all expenses incidental to such registrations, excluding underwriting discounts and commissions. The Selling Unitholders' Common Units are included herein pursuant to such obligation.

                                              NUMBER OF COMMON    NUMBER OF COMMON      NUMBER OF SUBORDINATED
          SELLING UNITHOLDER                   UNITS OFFERED    COMMON UNITS RETAINED       UNITS RETAINED
          ------------------                   -------------    ---------------------  ----------------------
     Fremont Investors, Inc.(1)(2) . . . . . .   1,865,000             34,714                 5,029,583
     Peter W. Stott(2) . . . . . . . . . . . .     595,439             27,694                 3,403,904
     Roger L. Krage. . . . . . . . . . . . . .      39,561                382                    50,919
     John W. Larson. . . . . . . . . . . . . .           0             25,670                        --
     Christopher G. Mumford. . . . . . . . . .           0              1,576                        --
     Richard B. Keller . . . . . . . . . . . .           0            606,868                        --
     Robert Jaunich, II. . . . . . . . . . . .           0              9,000                        --
                                                 ---------
                                                 2,500,000
                                                 ---------
                                                 ---------

     -------------
     (1)  Includes affiliated entities.
     (2) Includes 2,711,318 Subordinated Units owned by SVE II, Inc. Fremont Investors, Inc. controls SVE II, Inc. Mr. Stott is a director and stockholder of SVE II, Inc., but disclaims beneficial ownership with respect to all such Units.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Partnership and the Selling Unitholders agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Smith Barney Inc., Lehman Brothers Inc., Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Partnership, the respective number of Common Units set forth opposite its name below:

                                                                Number of
      Underwriter                                              Common Units
      -----------                                              ------------
      Smith Barney Inc. .  . . . . . . . . . . . . . . .
      Lehman Brothers Inc.   . . . . . . . . . . . . . .
      Dean Witter Reynolds Inc.  . . . . . . . . . . . .
      A.G. Edwards & Sons, Inc.  . . . . . . . . . . . .
      PaineWebber Incorporated . . . . . . . . . . . . .

           Total . . . . . . . . . . . . . . . . . . . .         9,500,000
                                                                 ---------
                                                                 ---------

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to the approval of certain legal matters by counsel and various other conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the Common Units offered hereby if any are purchased.

     The Underwriters propose to offer the Common Units in part directly to the public at the public offering price set forth on the cover of this Prospectus, and in part to certain securities dealers at such price, less a concession of $___ per Common Unit. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $___ per Common Unit to certain other brokers and dealers. After the completion of the initial offering of Common Units, the offering price and other selling terms may be changed by the Representatives.

     The Partnership has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 1,425,000 additional Common Units to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Common Units to be purchased by each of them, as shown in the foregoing table, bears to the number of Common Units offered.

     The Partnership, the Selling Unitholders and certain other holders of Common Units have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any Common Units or Subordinated Units, or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Units or Subordinated Units (other than the grant of options to purchase Common Units pursuant to option plans existing on the effective date hereof), for a period of 150 days after the date of this Prospectus without the prior written consent of Smith Barney Inc., Lehman Brothers Inc. and Dean Witter Reynolds Inc.

     Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Article III, Section 34 of the NASD's Rules of Fair Practice. Investor suitability of the Common Units should be judged similarly to the suitability of other securities which are listed for trading on a national securities exchange.

     The Partnership, the Operating Partnership and the General Partners, have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Certain of the Representatives have performed investment banking and other financial advisory services for the Partnership in the past, for which they have received customary compensation.


                          VALIDITY OF THE COMMON UNITS

     The validity of the Common Units will be passed upon for the Partnership by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the Common Units will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.


                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995 of Crown Pacific Partners, L.P. have been so incorporated and included in this Prospectus in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.



                               -------------------




                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . .
Incorporation of Certain Documents . . . . . . . . . . . . . . . . . . .
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . .
  The Partnership. . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Summary Historical Financial and
    Operating Data . . . . . . . . . . . . . . . . . . . . . . . . . . .
  The Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
  Cash Distributions . . . . . . . . . . . . . . . . . . . . . . . . . .
  Summary of Tax Considerations. . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Selling Unitholders and Security
   Ownership . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Validity of the Common Units . . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .



                           CROWN PACIFIC PARTNERS, LP




                             9,500,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS




                              --------------------

                                   PROSPECTUS

                                 ________, 1996

                              --------------------






                                SMITH BARNEY INC.
                                 LEHMAN BROTHERS
                            DEAN WITTER REYNOLDS INC.


                            A.G. EDWARDS & SONS, INC.
                            PAINEWEBBER INCORPORATED





- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

     Securities and Exchange Commission registration fee . . . . . . . . $
     New York Stock Exchange, Inc. Listing Fee . . . . . . . . . . . . .
     Printing and engraving expenses . . . . . . . . . . . . . . . . . .
     Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . .
     Accounting fees and expenses. . . . . . . . . . . . . . . . . . . .
     Blue Sky fees and expenses. . . . . . . . . . . . . . . . . . . . .
     Transfer agent fees and expenses. . . . . . . . . . . . . . . . . .
     Miscellaneous expenses. . . . . . . . . . . . . . . . . . . . . . .
          Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                          ------
ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Partnership Agreement provides that the Partnership will indemnify and hold harmless each General Partner, any departing General Partner, any general partner of a General Partner or a departing General Partner, any person who is or was an officer, director, employee, agent or trustee of a General Partner, a departing General Partner, or a general partner of a General Partner or a departing General Partner, any person who is or was an affiliate of a General Partner, a departing General Partner, or a general partner of a General Partner or a departing General Partner, and any person who is or was serving at the request of a General Partner or a departing General Partner as an officer, director, employee, agent, trustee or partner of another person (collectively, "Indemnitees" and individually each an "Indemnitee"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partners will not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase and maintain (or to reimburse the General Partners or their affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

          Subject to the terms, conditions or restrictions set forth in the Partnership Agreement, the Delaware Revised Uniform Limited Partnership Act empowers Delaware limited partnerships to indemnify and hold harmless any partner or other person from and against claims and demands incurred in its capacity as a partner or other representative of the Partnership.


ITEM 16.  EXHIBITS

     The following exhibits are filed as part of this Registration Statement:

    Exhibit No.        Description
    -----------        -----------

      *1.1       Form of Underwriting Agreement
      *3.1       Form of Amended and Restated Agreement of Limited Partnership
                 of Crown Pacific Partners, L.P.
      *5.1       Opinion of Andrews & Kurth LLP
      23.1       Consent of Price Waterhouse LLP
     *23.2       Consent of Andrews & Kurth LLP
      25.1       Powers of Attorney, pursuant to which amendments to this
                 Registration Statement may be filed, included on the signature page contained in Part II of this Registration Statement

_____________________
*To be filed by Amendment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant undertakes (a) to file any prospectuses required by Section 10(a)(3) as post-effective amendments to the registration statement, (b) that for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof, (c) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed, and (d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain at the termination of the offering.

     The Registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with either of the General Partners or their affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partners or their affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

     The Registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the Partnership.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, Oregon, on the 3rd day of June, 1996.

               CROWN PACIFIC PARTNERS, L.P.

               By: Crown Pacific Management Limited Partnership, as Managing General Partner


               By:  /s/Peter W. Stott
                    ------------------------------------------------------------
                    Peter W. Stott
                    President of HS Corp. of Oregon, a general partner of Crown Pacific Management Limited Partnership


               By:  /s/Robert Jaunich II
                    ------------------------------------------------------------
                    Robert Jaunich II
                    President of Fremont Timber, Inc., a general partner of Crown Pacific Management Limited Partnership



     Each person whose signature appears below appoints Peter W. Stott and Roger
L. Krage and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES ON JUNE 3, 1996.


     SIGNATURE                                 TITLE


/s/Peter W. Stott           President, Chief Executive Officer and Board of
- -------------------------   Control Member, Crown Pacific Management Limited
    Peter W. Stott          Partnership (Principal Executive Officer)

/s/Richard D. Snyder        Vice President and Interim Chief Financial Officer
- -------------------------   and Treasurer, Crown Pacific Management Limited
  Richard D. Snyder         Partnership (Principal Financial and Accounting
                            Officer)


/s/Robert Jaunich II        Member, Board of Control
- -------------------------
  Robert Jaunich II


/s/James A. Bondoux         Member, Board of Control
- -------------------------
   James A. Bondoux


/s/Richard B. Keller        Member, Board of Control
- -------------------------
  Richard B. Keller


/s/John W. Larson           Member, Board of Control
- -------------------------
    John W. Larson


/s/Christopher G. Mumford   Member, Board of Control
- -------------------------
 Christopher G. Mumford


/s/William L. Smith         Member, Board of Control
- -------------------------
     William L. Smith